NEWS RELEASE

Alderon Files Combined Technical Report for Kami Property

March 21, 2012	(TSX: ADV) (NYSE AMEX: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE AMEX: AXX) (“Alderon” or the “Company”) announces that it has filed on SEDAR, at www.sedar.com, a Technical Report entitled “Technical Report Preliminary Economic Assessment of the Rose Central Deposit and Resource Estimate for the Rose Central, Rose North and Mills Deposits of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated effective October 26, 2011 (the “Combined Report”) in accordance with National Instrument 43-101.

Alderon previously filed a Technical Report dated September 8, 2011, presenting a Preliminary Economic Assessment for the development of the Rose Central Deposit of the Kami Property and a Technical Report dated October 26, 2011, presenting a Mineral Resource estimate for the Rose North Deposit of the Kami Property (the “Prior Reports”). This Combined Report comprises a consolidation of the two aforementioned Prior Reports and supersedes the Prior Reports. The Combined Report does not contain any new material information that was not included in the Prior Reports. Only the Combined Report should be relied on as the current technical report on the Kami Property.

Kami Property Summary

Kami Property Mineral Resource Estimate

The Rose Central Deposit, together with Mills Lake Deposit and North Rose Deposit of the Kami Property, have an Indicated Mineral Resource estimate of 490 million tonnes at 30.0% iron and an additional Inferred Mineral Resource estimate of 598 million tonnes at 30.3% iron at a cut-off grade of 20%. The effective date of the Mineral Resource estimate is October 26, 2011. Mineral resources that are not mineral reserves do not have demonstrated economic viability

Preliminary Economic Assessment of the Rose Central Deposit

The results of the Preliminary Economic Assessment (“PEA”) of the Rose Central Deposit of the Kami Property set out below are unchanged from those announced in Alderon’s September 8, 2011 news release. The PEA is based only on the development of the Rose Central Deposit of the Kami Property. Highlights of the PEA include:

•	Concentrate production rate of 8 million tonnes per year at a grade of 65.5% iron.
•	Subject to certain risks and uncertainties set forth below, commercial production is expected to commence in Q4 2015 with a mine life of 15.3 years.
•	Capital cost of US$989 million (excluding closure costs, sustaining capital & leased equipment).
•	Pre-Tax IRR of 40.2%.
•	Pre-Tax NPV (discounted at 8%) of US$3.07 billion.
•	Payback period of 2.7 years.
•	Total operating cost (excluding royalties) of US$44.87/tonne concentrate (averaged over the life of mine).

The PEA is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Total capital expenditures (including contingency) are estimated at US$988.9 million.  The capital cost estimate excludes closure costs and sustaining capital, which are expected to be approximately US$25.4 million and US$198.4 million, respectively for the life of the project.

The PEA assumes a concentrate selling price of US$115/tonne for the life of the project and includes a 3% gross sales royalty on iron ore concentrate to Altius. Total operating costs, including annual costs for leasing of equipment (valued at US$259.2 million) over the life of the leases, are estimated at US$44.87/tonne of concentrate.

Alderon has not yet completed a Pre-Feasibility Study or Feasibility Study to demonstrate the economic viability of the Kami Property. Furthermore, no Mineral Reserves have been established on the Kami Property. Any statements regarding planned production rates, projected cash flows, payback period, IRR, NPV, construction timelines or the expected commencement of commercial production in Q4 2015 assume that Alderon is or will be able to complete all of the required steps to bring the Kami Property into commercial production including the completion of a Feasibility Study to demonstrate the economic viability of the Kami Property, the completion of the environmental assessment process, the conclusion of infrastructure agreements for railway transportation, power and access to port facilities and that Alderon obtains the necessary project financing to pay for the capital costs to develop and construct a mine at the Kami Property. There is no certainty that Alderon will be able to complete any or all of these steps and reference should be made to the “Risk Factors” section in Alderon’s Annual Information Form for the most recently completed financial year.

Future Exploration and Development

Alderon is currently conducting its 2012 winter drilling program on the Kami Property.  The four month drill program will be focused predominately on the North Rose Deposit and will include up to 18,000 metres of drilling with six drills.  The program will concentrate on infill drilling with the goal of upgrading the current mineral resource estimate from the indicated and inferred categories to the measured and indicated categories in preparation for the Feasibility Study on the Kami Property expected to be completed in the third quarter of 2012.

About Alderon

Alderon is a leading Canadian iron ore development company with offices in Vancouver, Toronto, Montreal and St. John’s.  The 100% owned Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Alderon’s exploration work on the Kami Property is supervised by Edward Lyons, P.Geo., the Chief Geologist for Alderon and a Qualified Person as defined by NI 43-101. Mr. Lyons has reviewed and approved the technical information contained in this news release.

Additional information about the Kami Project can be found in the technical report filed on SEDAR at www.sedar.com entitled: “Technical Report Preliminary Economic Assessment of the Rose Central Deposit and Resource Estimate for the Rose Central, Rose North and Mills Deposits of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated March 9, 2012. For more information on Alderon, please visit our website at www.alderonironore.com

ALDERON IRON ORE CORP.
On behalf of the Board

"Mark J Morabito"
Executive Chairman

Vancouver Office	Toronto Office	Montreal Office	St. John’s Office
T: 604-681-8030	T: 416-309-2138	T: 514-989-3135	T: 709-576-5607
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E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Konstantine Tsakumis
1-866-683-8030 x232

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the estimation of inferred and indicated mineral resources; (ii) the market and future price of iron ore and related products; (iii) success of exploration activities; (iv) the upgrade of the current mineral resource estimate; (v) the completion of the Feasibility Study; (vi) the completion and timing of the environmental assessment process; (vii) the negotiation and conclusion of infrastructure contracts; and (viii) the results of the PEA including statements about future production, future operating and capital costs, the projected IRR, NPV, payback period, construction timelines and production timelines for the Kami Property.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the estimation of mineral resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulations.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Cautionary Note Concerning Reserve and Resource Estimates

This news release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this news release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.